UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): June 7, 2019

Magnolia Oil & Gas Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-38083	81-5365682
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

Nine Greenway Plaza, Suite 1300

Houston, Texas 77046

(Address of principal executive offices, including zip code)

(713) 842-9050

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001	MGY	NYSE
Warrants to purchase Class A Common Stock	MGY.WS	NYSE

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 3.03	Material Modification to Rights of Security Holders.

The information in Item 8.01 relating to the solicitation of consents from holders of Magnolia Oil & Gas Corporation’s (the “Company”) Warrants (as defined below) to amend the Warrant Agreement, dated as of May 4, 2017, by and between Continental Stock Transfer & Trust Company and the Company (the “Warrant Agreement”), is incorporated herein by reference. If the proposed amendment is approved, the Warrant Agreement will be amended to permit the Company to require that each outstanding Warrant be converted into 0.261 shares of Class A common stock, par value $0.0001 per share, of the Company (the “Class A common stock”).

Item 8.01	Other Events.

Commencement of Tender Offer and Consent Solicitation

On June 7, 2019, the Company issued a press release announcing the commencement of (i) its offer to each holder of its public and private warrants to purchase one share of Class A common stock for a purchase price of $11.50 per share (the “Warrants”) to receive 0.29 shares of Class A common stock in exchange for each Warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”), and (ii) the solicitation of consents (the “Consent Solicitation”) from holders of the Warrants to amend the Warrant Agreement that governs all of the Warrants to permit the Company to require that each outstanding Warrant be converted into 0.261 shares of Class A common stock (the “Warrant Amendment”). The Offer and Consent Solicitation are made solely upon the terms and conditions in a Prospectus/Offer to Exchange and other related offering materials that are being distributed to holders of the Warrants. The Offer and Consent Solicitation will be open until 11:59 p.m., Eastern Daylight Time, on July 5, 2019, or such later time and date to which the Company may extend. A copy of the press release is attached hereto as Exhibit 99.1.

Financial Statements

This Current Report on Form 8-K includes:

(i)

Audited statements of revenues and direct operating expenses of certain properties located in the Giddings Field (the “Giddings Assets”) for the years ended December 31, 2015, 2016 and 2017, together with the notes thereto;

(ii)	Unaudited statements of revenues and direct operating expenses of the Giddings Assets for the three and six months ended June 30, 2018 and 2017, together with the notes thereto;

(iii)

Audited financial statements of GulfTex Karnes EFS, LP, as of and for the period from January 1, 2016 to April 27, 2016 and as of and for the year ended December 31, 2015, together with the notes thereto;

(iv)

Audited financial statements of GulfTex Energy III, LP as of and for the period from January 1, 2016 to April 27, 2016 and as of and for the year ended December 31, 2015, together with the notes thereto; and

(v)

Audited statements of revenues and direct operating expenses of certain properties located in the Eagle Ford Shale (the “Acquired Properties”) for the years ended December 31, 2015 and 2016 and for the one month ended January 31, 2017.

The financial statements listed above are attached hereto as Exhibits 99.2, 99.3, 99.4, 99.5 and 99.6, respectively, and are incorporated herein by reference.

Important Additional Information Has Been Filed with the SEC

Copies of the Schedule TO to be filed in connection with the Offer and the Prospectus/Offer to Exchange will be available free of charge at the website of the U.S. Securities and Exchange Commission (the “SEC”) SEC at www.sec.gov. Requests for documents may also be directed to Morrow Sodali LLC, toll-free at (800) 662-5200 (banks and brokerage firms, please call (203) 658-9400).

A registration statement on Form S-4 relating to the securities to be issued in the Offer has been filed with the SEC but has not yet become effective. Such securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

This communication is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell the Warrants or an offer to sell or a solicitation of an offer to buy any shares of Class A Common Stock. The Offer and Consent Solicitation are being made only through the Schedule TO and Prospectus/Offer to Exchange, and the complete terms and conditions of the Offer and Consent Solicitation are set forth in the Schedule TO and Prospectus/Offer to Exchange. Holders of the Warrants are urged to read the Schedule TO and Prospectus/Offer to Exchange carefully before making any decision with respect to the Offer and Consent Solicitation because they contain important information, including the various terms of, and conditions to, the Offer and Consent Solicitation. None of the Company, or any of its management or its board of directors, or the Information Agent, the Exchange Agent or the Dealer Manager makes any recommendation as to whether or not holders of Warrants should tender Warrants for exchange in the Offer or consent to the Warrant Amendment in the Consent Solicitation.

Forward looking statements

The information in this release includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of present or historical fact included in this release are forward looking statements. When used in this release, the words “could”, “should”, “will”, “may”, “believe”, “anticipate”, “intend”, “estimate”, “expect”, “ project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on the Company’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, the Company disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this release. The Company cautions you that these forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the Company’s Registration Statement on Form S-4, filed June 7, 2019, as such factors may be updated from time to time in the Company’s periodic filings with the SEC, which are available publicly on the SEC’s website at www.sec.gov.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of RSM US LLP

23.3	Consent of RSM US LLP

23.4	Consent of PricewaterhouseCoopers LLP

99.1	Press Release, dated June 7, 2019

99.2	Audited statements of revenues and direct operating expenses of the Giddings Assets for the years ended December 31, 2015, 2016 and 2017, together with the notes thereto

99.3	Unaudited statements of revenues and direct operating expenses of the Giddings Assets for the three and six months ended June 30, 2018 and 2017, together with the notes thereto

99.4	Audited financial statements of GulfTex Karnes EFS, LP, as of and for the period from January 1, 2016 to April 27, 2016 and as of and for the year ended December 31, 2015, together with the notes thereto

99.5	Audited financial statements of GulfTex Energy III, LP as of and for the period from January 1, 2016 to April 27, 2016 and as of and for the year ended December 31, 2015, together with the notes thereto

99.6	Audited statements of revenues and direct operating expenses of the Acquired Properties for the years ended December 31, 2015 and 2016 and for the one month ended January 31, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MAGNOLIA OIL & GAS CORPORATION

Date: June 7, 2019

	By:	/s/ Timothy D. Yang
	Name:	Timothy D. Yang
	Title:	Executive Vice President, General Counsel and Secretary

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